UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

RED LAKE EXPLORATION, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

756631107

(CUSIP Number)

Mr. Richard N. Jeffs
49 Pont Street
London, UK SW1X0BD
(877) 587-2517

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 756631107

	1.	Names of Reporting Persons. IRS Identification Nos. of Above Persons. (Entities Only)
Richard N. Jeffs

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Canada

	7.	Sole Voting Power 4,500,001*
Number of
Shares	8.	Shared Voting Power Not Applicable
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power 4,500,001*
Person With
	10.	Shared Dispositive Power Not Applicable

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,001**

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

	13.	Percent of Class Represented by Amount in Row (11) 7.58%

	14.	Type of Reporting Person (See Instructions) IN

*This amount includes 2,333,334 shares of common stock and 2,166,667 shares of common stock that may be issued upon the exercise of warrants.
** Mr. Jeffs expressly disclaims any ownership of 2,520,000 shares of common stock owned by his spouse, Susan Jeffs.  Those shares have not been included in the number of shares set forth in this Schedule.

Item 1.	Security and Issuer

Common stock, $0.001 par value, of Red Lake Exploration, Inc. (the “Issuer”).  The Issuer’s address is 195 Park Avenue, Thunder Bay, Ontario, Canada P7B 1B9.

Item 2.	Identity and Background

(a)	This statement is filed by Richard N. Jeffs (the “Reporting Person”).

(b)	The Reporting Person’s address is 49 Pont Street, London, United Kingdom SW1X0BD.

(c)	The Reporting Person is a self-employed business man.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)
Except as indicated herein, during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  On April 24, 2007 the British Columbia Securities Commission issued an order prohibiting the Reporting Person from engaging in investor relations activities for a period of five years from the date of the order.  The Reporting Person is also required by the order to fully comply with the British Columbia Securities Act, the rules and regulations promulgated thereunder and any other applicable regulations.  The order stemmed from activities taken by the Reporting Person on behalf of Mr. Francis Jason Dean Biller, a former resident of British Columbia, who is prohibited from trading securities and engaging in investor relations in British Columbia until February 16, 2010.  The British Columbia Securities Commission alleged that the Reporting Person assisted Mr. Biller in relocating from Costa Rica to British Columbia for the purpose of promoting the securities of public companies to retail investors on behalf of a company under the control of the Reporting Person’s brother. As a result of this order, the Reporting Person cannot engage in investor relations activities in British Columbia until April 24, 2012.

(f)	The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The common stock and warrants were issued in exchange for cash.  The funds used for the purchase were the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction

The Reporting Person is an investor in the Issuer’s securities.  The Issuer engaged in a private offering of its securities in order to raise cash for its operations.  On April 21, 2008 the Issuer offered units consisting of one share of common stock and one warrant for the purchase of one share of common stock.  The cost per unit was $0.25.  Each warrant has a term of 2 years and an exercise price of $0.35.

As of the date of the transaction, the Reporting Person did not have any plan or proposal

(i)	to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although he may do either of these in the future;

(ii)	that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(iii)	that would result in the sale or transfer of a material amount of assets of the Issuer;

(iv)	that would change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	that would result in any material change in the present capitalization or dividend policy of the Issuer;

(vi)	that would result in any other material change in the Issuer’s business or corporate structure;

(vii)	that would result in any change in the Issuer’s charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

(viii)
that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	that would result in any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, as of the transaction date the Reporting Person beneficially owns a total of 2,333,334 shares of the Issuer’s common stock and warrants to purchase an additional 2,166,667 shares of the Issuer’s common stock, or approximately 7.58%, of the Issuer’s common stock and common stock equivalents.  The Reporting Person has the sole power to vote and to dispose of the shares he beneficially owns.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of the transaction, other than the transaction reported herein.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

Exhibit A.	Form of Securities Purchase Agreement
Exhibit B.	Form of Warrant

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2008
/s/ Richard N. Jeffs
Richard N. Jeffs

Exhibit A

These securities are restricted securities as that term is defined in Rule 144 under the U.S. Securities Act of 1933 (the “1933 Act”).  As restricted securities, they may be resold only in accordance with Regulation S under the 1933 Act or pursuant to an effective registration statement under the 1933 Act or an exemption from the 1933 Act.

These securities have not been registered with the United States Securities and Exchange Commission or the securities commission of any state.  This subscription agreement does not constitute an offer to sell nor a solicitation of an offer to buy the securities in any jurisdiction in which such offer or solicitation would be unlawful.  The securities may not be resold or transferred except as permitted pursuant to registration under the 1933 Act or an exemption from it.

These securities have not been recommended by any federal or state securities commission or regulatory authority.  Furthermore, the foregoing authorities have not reviewed, confirmed or determined the accuracy or adequacy of this document.  Any representation to the contrary is a criminal offense.

REG S SUBSCRIPTION AGREEMENT

April 21, 2008

Number of Units: 2,000,000	Price per Unit: US$0.25	Subscription amount: US$500,000

Name of Subscriber:  Richard N. Jeffs

This subscription agreement is between the undersigned (the “Subscriber”) and Red Lake Exploration, Inc., a Nevada corporation (the “Company”) in connection with the offer and subscription by the Subscriber for the number of unregistered and restricted Units (the “Restricted Units”) at the purchase price of US$0.25 per Restricted Unit in consideration of cash pursuant to the exemptions from registration contained under Regulation S (“Regulation S”) under the United States Securities Act of 1933 (the “1933 Act”).  Each Restricted Unit consists of one share of common stock in the capital of the Company (the “Restricted Share”) and one non-transferable share purchase warrant (the “Restricted Warrant”).  Each full Restricted Warrant enables the Subscriber to purchase one additional Restricted Share at a price of US$0.35 per Restricted Share for a term expiring two years from Closing (as defined below). The Restricted Units and Restricted Shares are “restricted securities” as that term is defined under Rule 144 of the 1933 Act.  The restricted securities may not be sold without being first registered or an exemption from registration is available.

1.	Offer to Subscribe; Purchase Price

The Subscriber agrees to subscribe for the Restricted Units at the price per unit described above outside the United States of America and will deliver to the Company this signed Reg S subscription agreement and a certified cheque, bank draft, money order or wire transfer for the Subscription Amount made payable to Red Lake Exploration, Inc. or in any other manner as the Company may specify.  The Company will deliver certificates for the Restricted Shares and a share purchase warrant for the Restricted Warrants to the Subscriber within a reasonable time after the Company accepts the subscription agreement (the “Closing”).   The obligations of each party are subject to the condition that each party’s representations and warranties are true at the time of Closing and the covenants of the other party that were to be performed by the other party on or before the Closing have been performed.

2.	Representations and Warranties of Subscriber; Certain Covenants

2.1           Offshore Transaction.  The Subscriber represents and warrants to the Company that (a) the Subscriber is not a “U.S. person” as that term is defined in Rule 902(c) of Regulation S; (b) at the time of signing this agreement, the Subscriber was outside the United States and no offer of the Restricted Units was made to the Subscriber within the United States; (c) the Subscriber purchased the Restricted Units for its own account and not on behalf of any U.S. person, and the sale of the Restricted Units has not been prearranged with any buyer in the United States; and (d) the Subscriber is not a distributor as defined in Regulation S.  The Subscriber will not, before the expiration of one year from the Closing (the “Restricted Period”), offer or sell the Restricted Units to U.S. persons or for the account or benefit of U.S. persons and will offer and sell the Restricted Units only in compliance with the provisions of Regulation S.

2.2           Independent Investigation.  The Subscriber, in electing to subscribe for the Restricted Units, relied upon an independent investigation made by it and its representatives, if any, and has been given access to and the opportunity to examine all books and records of the Company, and all material contracts and documents of the Company.  The Subscriber has the experience in business and financial matters that make it capable of evaluating the risk of its investment and determining the suitability of its investment.

2.3           No Government Recommendation or Approval.  The Subscriber understands that no United States federal or state agency has passed upon or recommended or endorsed the Company, this transaction or the purchase of the Restricted Units.  The Subscriber acknowledges that this transaction and the material provided to it has not been reviewed by the United States Securities and Exchange Commission (the “Commission”) or by any state’s or province’s securities authorities.

2.4           No Registration.  The Subscriber understands that the Restricted Units have not been registered under the 1933 Act and are being offered and sold pursuant to Regulation S based in part upon the representations of the Subscriber, and that the Company is relying on the truth and accuracy of the Subscriber’s representations and warranties to determine whether the offer and sale of the Restricted Units is exempt from registration under the 1933 Act.

2.5           Investment Intent.  The Subscriber is acquiring the Restricted Units for its own account (or a trust account if the Subscriber is a trustee) and not as a nominee.  The Subscriber understands that the purchase of the Restricted Units involves a high degree of risk and that the Subscriber must bear the economic risk of this investment indefinitely unless sale of the Restricted Units is registered pursuant to the 1933 Act, or an exemption from registration for their sale is available.  The Subscriber understands that, in the view of the Commission, the statutory basis for the exemption claimed for this transaction would not be present if the offering of the Restricted Units, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.  The Subscriber is acquiring the Restricted Units for investment purposes and has no present intention to sell the Restricted Units in the United States, to a U.S. Person or for the account or benefit of a U.S. Person.  The Subscriber covenants that neither the Subscriber nor its affiliates nor any person acting on its or their behalf has the intention of entering or will enter during the Restricted Period, into any put option, short position or other similar instrument or position or any other hedging transactions or arrangements with respect to the Company’s common stock, and neither the Subscriber nor any of its affiliates nor any person acting on its or their behalf will use at any time Restricted Units acquired pursuant to this agreement to settle any put option, short position or other similar instrument or position or any other hedging transaction or arrangement that may have been entered into before the execution of this agreement or during the Restricted Period.

2.6           No Sale in Violation of the Securities Laws.  The Subscriber covenants that it will not knowingly sell transfer or otherwise dispose of the Restricted Units in violation of the 1933 Act, the Securities and Exchange Act of 1934 (the “Exchange Act”) or the rules and regulations of the Commission.  The Subscriber will only offer and sell the Restricted Units pursuant to an effective registration statement under the 1933 Act or an exemption from the registration provisions of the 1933 Act.

2.7           Pre-existing Business Relationship.  The Subscriber has a pre-existing business relationship with the Company that allows the Company to determine that (a) the Subscriber meets certain suitability standards and (b) the Subscriber has the level of knowledge and experience in finance to evaluate the merits and risks of the investment in the Restricted Units.

2.8           Authority.  The Subscriber has the full power and authority to sign, deliver and perform this agreement.  This agreement, when signed and delivered by the Subscriber, constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

2.9           No Reliance on Tax Advice.  The Subscriber has reviewed with his, her or its own tax advisors the foreign, U.S. federal, state and local tax consequences of this investment, where applicable, and the transactions contemplated by this agreement.  The Subscriber is relying solely on the advisors and not on any statements or representations of the Company or any of its agents with respect to the tax consequences and understands that the Subscriber (and not the Company) is responsible for the Subscriber’s tax liability that may arise as a result of this investment or the transactions contemplated by this agreement.

2.10           No Legal Advice from Company.  The Subscriber acknowledges that it has had the opportunity to review this agreement and the transactions contemplated by it with its own legal counsel.  The Subscriber is relying solely on its counsel and not on any statements or representations of the Company or any of its agents for legal advice with respect to this investment or the transactions contemplated by this agreement except for the representations, warranties and covenants specifically stated.

3.	Resales

The Subscriber acknowledges and agrees that the Restricted Units may only be resold in compliance with Rules 903 or 904 under Regulation S, pursuant to a registration statement under the 1933 Act or pursuant to an exemption from registration under the 1933 Act.  The Company will not register any transfer of Restricted Units that does not comply with this section 3.  The Subscriber covenants that all offering materials and documents (other than press releases) used in connection with offers and sales of the Restricted Units before the expiration of the Restricted Period must state that (a) the Restricted Units have not been registered under the 1933 Act and may not be offered or sold in the United States or to a U.S. person (as that term is defined in Rule 902 of Regulation S) unless they are registered under the 1933 Act or an exemption from the registration requirements of the 1933 Act is available, and that (b) hedging transactions involving the Restricted Units may not be conducted unless they comply with the 1933 Act.  These statements must appear on the cover or inside cover page and in the underwriting section of any prospectus or offering circular and must appear in any advertisement used in connection with the offer or sale of the Restricted Units.

4.	Legends; Subsequent Transfer of Restricted Units

The certificates representing the Restricted Shares and Restricted Warrants must bear the legend set forth in the first paragraph on the first page of this agreement and any other legend, if the legend or legends are reasonably required by the Company to comply with state, federal or foreign law.

5.	Representations, Warranties and Covenants of the Company

5.1           Organization and Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

5.2           Authorization.  The Company has taken the corporate action that is necessary for the authorization, execution and delivery of this agreement, the performance of the Company’s obligations, and the authorization, issuance and delivery of the Restricted Units, and this agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

5.3           Valid Issuance of Restricted Units.  The Restricted Units, when issued, sold and delivered in accordance with the terms hereof for the Purchase Price will be duly and validly issued and outstanding, fully paid and non-assessable, and based in part on the representations and warranties of the Subscriber will be issued in compliance with all applicable federal, state and other applicable securities laws.

6.	Governing Laws

This agreement is governed by and construed in accordance with the laws of the State of Nevada, except for matters arising under the 1933 Act or the Exchange Act, which matters must be construed and interpreted in accordance with those laws.

7.	Entire Agreement; Amendment

This agreement constitutes the entire understanding and agreement between the parties, and no party is liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically stated in this agreement  Except as expressly provided, neither this agreement nor any term of it may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.

8.	Notices

Any notice or request required or permitted to be given by either the Company or the Subscriber pursuant to the terms of this agreement must be in writing and is deemed given when delivered personally or by fax or email addressed to the party at the party’s address given at the end of this agreement or at another address as a party may request by notifying the other in writing.

9.	Counterparts

This agreement may be signed in any number of counterparts, each of which is enforceable against the parties actually signing the counterparts, and all of which together constitute one original instrument.

10.	Severability

If any provision of this agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this agreement continues in full force and effect without the provision, except that the severability is not effective if it materially changes the economic benefit of this agreement to either party.

11.	Titles and Subtitles

The titles and subtitles used in this agreement are used for convenience only and are not to be considered in construing or interpreting this agreement.

THE PARTIES’ signatures below are evidence of their agreement.

Date:  April 21, 2008

Signature of Subscriber

Richard N. Jeffs
Flat 1, 49 Pont Street
London SW1X 0BD

Address for notice: rick@jeffsco.com

ACCEPTANCE and RECEIPT

Red Lake Exploration, Inc. accepts this subscription and acknowledges that it has received $425,000 from Richard N. Jeffs as of April 21, 2008.

Red Lake Exploration, Inc.

Caitlin Jeffs, President

Exhibit B

THIS SHARE PURCHASE WARRANT WILL BE VOID AND OF NO VALUE
AFTER THE CLOSE OF BUSINESS ON THE TERMINATION DATE.

SHARE PURCHASE WARRANT
to purchase restricted shares of common stock in the capital of

RED LAKE EXPLORATION, INC.

This is to certify that, for value received, the bearer, Richard N. Jeffs (the “Bearer”), of this share purchase warrant has the right to purchase, upon and subject to the terms and conditions referred to in this share purchase warrant, at any time up to 5:00 p.m. Pacific Standard Time on April 21, 2010 (the “Termination Date”), Two Million (2,000,000) restricted shares of common stock (the “Restricted Shares”) in the capital of the Company at the price of $0.35 per Restricted Share in lawful money of the United States.

The right to purchase the Restricted Shares may only be exercised by the Bearer within the time set out by

(i)	duly completing in the manner indicated and signing the attached subscription form,

(ii)	paying the appropriate purchase price for the restricted shares subscribed for either in cash, by certified cheque payable at par or, by wire transfer, and

(iii)	delivering to the Company the signed subscription form and payment in full for the Restricted Shares.

Upon surrender and payment by the Bearer, the Company will issue to the Bearer or its nominee the number of Restricted Shares subscribed for and the Bearer or its nominee will become a shareholder of the Company in respect of the Restricted Shares as of the date of the surrender and payment. Within 30 days of the surrender and payment the Company will mail to the Bearer at the address or addresses specified in the subscription form a certificate or certificates evidencing the Restricted Shares subscribed for. If the Bearer of this warrant subscribes for a lesser number of Restricted Shares than the number of Restricted Shares referred to in this warrant the Bearer will be entitled to receive a further warrant in respect of the Restricted Shares referred to in this warrant but not subscribed for.

If any subdivision or subdivisions of the shares of common stock in the capital of the Company, as constituted on April 21, 2008, occurs at any time while this warrant is outstanding, resulting in a greater number of shares of common stock being issued and outstanding, and the Bearer subsequently exercises any share purchase warrants, the Company will deliver at the time of purchase of Restricted Shares hereunder, in addition to the number of Restricted Shares in respect of which the right to purchase is then being exercised, such additional number of Restricted Shares as result from the subdivision or subdivisions without the Bearer having to make any additional payment or give any other consideration therefor.

If any consolidation or consolidations of the shares of common stock in the capital of the Company, as constituted on April 21, 2008, occurs at any time while this warrant is outstanding, resulting in a lesser number of shares of common stock being issued and outstanding, the Company will deliver and the Bearer will accept, at the time of purchase of Restricted Shares hereunder, in lieu of the number of Restricted Shares in respect of which the right to purchase is then being exercised, the lesser number of Restricted Shares as result from such consolidation or consolidations.

If any change of the shares of common stock in the capital of the Company, as constituted on April 21, 2008, occurs at any time while this warrant is outstanding, the Company will thereafter deliver at the time of purchase of Restricted Shares hereunder the number of Restricted Shares of the appropriate class resulting from the said change as the Bearer would have been entitled to receive in respect of the number of Restricted Shares so purchased had the right to purchase been exercised before such change.

If the Company, at any time while this warrant is outstanding, will pay any stock dividend or stock dividends upon the shares of common stock in the capital of the Company in respect of which the right to purchase is herein then given, the Company will thereafter deliver at the time of purchase of Restricted Shares hereunder in addition to the number of Restricted Shares in respect of which the right of purchase is then being exercised, the additional number of Restricted Shares of the appropriate class as would have been payable on the Restricted Shares so purchased if they had been outstanding on the record date for the payment of said stock dividend.

The Company will not be obligated to issue fractional shares in satisfaction of any obligation under this share purchase warrant.

The Company covenants and agrees with the Bearer that the Company will give at least 30 days’ notice of the record date of any dividend payment on its shares of common stock, and before issuing to its shareholders pro rata rights to subscribe for any additional shares of common stock, making any repayment of capital on its shares, consolidation or merging with any other Company or selling or leasing a substantial part of its undertaking. Such notice will be given by registered mail to Flat 1, 49 Pont Street, London, United Kingdom, SW1X 0BD.

The Bearer, by acceptance of this share purchase warrant, agrees that this share purchase warrant and all rights hereunder are non-transferable.

Nothing contained in this share purchase warrant will confer any right upon the Bearer or any other person to subscribe for or purchase any shares of the Company at any time subsequent to 5:00 p.m. Pacific Standard Time, on the Termination Date, and from and after such time, this share purchase warrant and all rights hereunder will be void and of no value.

The holding of this warrant will not constitute the Bearer a shareholder of the Company.

The Bearer acknowledges and agrees that the warrants, and any Restricted Shares obtained as a result of the exercise of the warrants, may only be resold in compliance with the Securities Act of 1933, pursuant to a registration statement or an exemption from registration under the Securities Act of 1933. The Bearer acknowledges that the share certificates representing the restricted shares issued on the exercise of the warrants will bear a trading restriction legend and may bear any other legend, if the legend or legends are reasonably required by the Company to comply with state, federal or foreign law.

If a share purchase warrant becomes mutilated, lost, destroyed or stolen, the Company, in its discretion, may issue and deliver a new warrant of like date and tenor as the one mutilated, lost, destroyed or stolen, in exchange for and in place of and upon cancellation of such mutilated warrant, or in lieu of, and in substitution for such lost, destroyed or stolen warrant, and the substituted warrant will be entitled to the benefit hereof and rank equally in accordance with its terms with all other warrants issued or to be issued by the Company.

The applicant for the issue of the new warrant pursuant hereto will bear the cost of the issue therefore and in case of lost, destruction or theft furnish the Company such evidence of ownership and of loss, destruction, or theft of the warrant so lost, destroyed or stolen and it will be satisfactory to the Company in its discretion and such applicant may also be required to furnish indemnity in amount and form satisfactory to the Company in its discretion, and will pay the reasonable charges of the Company in connection therewith.

The validity, interpretation and performance of this Warrant will be governed by the laws of the State of Nevada, exclusive of conflicts of law rules.

Time will be of the essence hereof.

IN WITNESS WHEREOF the Company has caused its corporate seal, if any, to be hereto affixed and this warrant to be signed by its President as of the 21st day of April, 2008.

RED LAKE EXPLORATION, INC.

Per:
Caitlin Jeffs -President

SUBSCRIPTION FORM

TO:	Red Lake Exploration, Inc.
10168 Lawson Drive
Richmond, British Columbia
V7E 5M3 Canada

1.
The undersigned elects to exercise the right represented by Warrant #2008-W-004 to purchase and subscribe for restricted shares of common stock in the capital of Red Lake Exploration, Inc. in accordance with the terms and conditions set out in the share purchase warrant and tenders payment herewith or has made a wire transfer to the order of “Red Lake Exploration, Inc.” in the amount of $ representing the purchase price in full for the said number of restricted shares of common stock to be issued on the exercise of the share purchase warrant.

2.	The undersigned requests that the share certificate(s) for the restricted shares of common stock be issued and delivered as follows:

Name:

Address:

Number of Restricted Shares:

If the number of restricted shares of common stock to be issued upon this exercise is not all the shares that may be purchased pursuant to the Warrant, the undersigned requests that a new warrant evidencing the right to purchase the balance of such restricted shares be registered in the name of, and be delivered to, the undersigned at the foregoing address.

3.	In connection with the exercise of the Warrant, the undersigned represents and warrants to Red Lake Exploration, Inc. as follows:

(a)
Purchase Entirely for Own Account. The restricted shares of common stock will be acquired for investment for the undersigned’s own account and not with a view to, or for sale in connection with, any distribution thereof.

(b)
Restricted Securities. The undersigned understands the restricted shares of common stock may not be sold, transferred, or otherwise disposed of without registration under the Securities Act of 1933 (the “Act”), or an exemption therefrom and, in the absence of an effective registration statement covering the restricted shares of common stock or an available exemption from registration under the Act, the restricted shares of common stock must be held indefinitely.

(c)
Investment Experience. The undersigned can bear the economic risk of an investment in the restricted shares of common stock, and has enough knowledge and experience in financial and business matters to evaluate the merits and risks of the investment in the restricted shares of common stock.

(d)
Investor Qualifications. The undersigned is an “accredited investor” as defined in Rule 501 promulgated under the Act or has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of investing in the restricted shares of common stock.

(e)
Opportunity to Review Documents and Ask Questions. Red Lake Exploration, Inc. has made available to the undersigned all documents and information requested by the undersigned relating to an investment in Red Lake Exploration, Inc. In addition, the undersigned has had adequate opportunity to ask questions and to receive answers from the management of Red Lake Exploration, Inc. covering the terms and conditions of the offering and the business, management, and financial affairs of Red Lake Exploration, Inc.

4.	The undersigned understands, agrees, and recognizes that:

(a)	No federal or state agency has made any finding or determination as to the fairness of the investment or any recommendation or endorsement of the restricted shares of common stock.

(b)
All certificates evidencing the restricted shares of common stock will bear a legend substantially similar to the legend set forth in Section 7 of the Subscription Agreement dated April 21, 2008 between the parties.

5.	The undersigned is a resident of the state of

DATED this day of , 200 .

Name of Purchaser (Please Print)

Per:
Authorized Signatory

Official Capacity

Name of individual whose signature appears above, if different from name of Purchaser